ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE	32

1.14.2	DISCLOSURE OF OUTSTANDING SHARE DATA	33

1.14.3	INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES	33

1.14.4	DISCLOSURE CONTROLS AND PROCEDURES	34

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the 3 and 6 months ended August 31, 2010, the audited consolidated financial statements for the year ended February 28, 2010. These statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of October 8, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Information Concerning Estimates of Indicated and Inferred Resources

This management discussion also uses the terms ‘indicated resources’ and ‘inferred resources’. Rockwell Diamonds Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1.2        Overview

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, targeting growth to become a mid-tier diamond mining company. The Company is currently operating three mines which it is progressively optimizing, carrying out bulk sampling at a project which is nearby one of its operations, and assessing its excellent pipeline of other advanced alluvial diamond projects for development.

Rockwell is also in the process of considering and pursuing merger and acquisition opportunities in order to expand the mineral resources and add to its production profile and provide accretive value.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

In the previous quarter, Rockwell elected to report its future production and cost data in terms of cubic metres rather than per tonne as was the case in the past. This is in line with conventional industry standards for alluvial deposits. For conversion purposes (e.g. cubic metres or cubes to metric tonnes) the specific gravity (“SG”) factor for the Holpan, Klipdam, and Klipdam Extension deposits is 1.85 g/cm3, for the Saxendrift and Wouterspan deposits the factor is 2.1 g/cm3, and for the Etruscan Blue Gum (“Tirisano”) deposit (the acquisition of which is currently being finalized) the factor is 1.80 g/cm3.

1.2.1    Summary

Operations

During the second quarter of fiscal 2011, Rockwell operated three alluvial diamond mines: Holpan, Klipdam and Saxendrift as well as a bulk sampling site at Klipdam Extension.

During fiscal 2010, the Company raised $8.6 million from private placements. The majority of the funds raised by Rockwell will be utilized during fiscal 2011 to undertake plant improvements and optimization at existing operations, particularly Saxendrift, and to complete the design and re-engineering of the Wouterspan processing plant into a high volume low cost mining and processing operation similar to Saxendrift.

Management is of the opinion that this, together with ongoing operational improvements, reduction in operating costs, and increasing prices and demand for diamonds will improve the Company’s financial performance.

In the six month period ended August 31, 2010:

  14,168 carats were produced at the Holpan, Klipdam and Saxendrift operations and the Klipdam Extension bulk sampling project, including contractor recoveries.

  14,203 carats were sold at an average price of US$ 1,243.47 per carat.

  Tender sales of US$ 17.7 million plus US$1.6 million returns from beneficiation profit share (the joint venture with the Steinmetz Group, where rough stones are polished and sold and the profit shared) resulted in diamond revenues of US$19.3 million (2009 - US$8.1 million).

  Cost of sales including amortization, depletion and impairment charges totalled $18.0 million. A fair value adjustment on investments of $147,779 and a write-down of property, plant & equipment of $144,658 was recognized. This resulted in a combined amortization, depletion and impairment charge of $6.5 million.

  An operating profit of $1.9 million was realized for the period.

  Net general and administrative expenses amounted to $3.6 million which includes travel and conference expenses amounting to $0.2 million, interest expenses amounted to $0.2 million. The future income tax recovery was $0.6 million. A loss of $1.0 million or $0.002 per share was realized for the period.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Diamond inventories at August 31, 2010 totalled 1,875 carats.

In the three month period ended August 31, 2010:

  6,800 carats were produced at the Holpan, Klipdam and Saxendrift operations and the Klipdam Extension bulk sampling project, including contractor recoveries.

  9,276 carats were sold at an average price of US$ 1,048.19 per carat.

  Tender sales of US$ 9.7 million plus US$ 1.3 million returns from beneficiation profit share (the joint venture with the Steinmetz Group, where rough stones are polished and sold and the profit shared) resulted in diamond revenues of US$ 11.0 million (2009 - US$5.2 million).

  Cost of sales including amortization, depletion and impairment charges totalled $12.1 million. A fair value adjustment on investments of $1,109 and a write down of property, plant & equipment of $144,658 was recognized. This resulted in a combined amortization, depletion and impairment charge of $3.2 million.

  An operating loss of $0.6 million was incurred for the period.

  Net general and administrative expenses amounted to $1.6 million, travel and conference expenses amounted to $0.1 million, interest expenses amounted to $0.1 million and future income tax recovery was $1.0 million. A loss of $1.0 million or $0.002 per share was realized for the period.

Potential Acquisition

In March 2010, the Company announced that it had signed a term sheet with Etruscan Diamonds Limited whereby the Company proposes to purchase Etruscan’s Blue Gum (“Tirisano”) diamond operation in the Ventersdorp region, South Africa. The plan is to acquire 74% of the operation; the balance of the operation would be owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.83 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material and non-refundable property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Tirisano alluvial diamond deposit hosts estimated mineral resources of 25 million cubic meters (indicated) with a grade of 2.37 carats/100 cubic metres and 15 million cubic meters (inferred) with a grade of 2.37 carats/100 cubic metres as at October 2009. Tania Marshall, PhD., Pr.Sci.Nat., an independent Qualified Person, is responsible for the resource estimate. A technical report has been filed on the Company’s profile at www.sedar.com.

Completion of the acquisition is subject to a number of conditions including South African mining ministry consent, securities regulatory approvals including TSX, satisfactory due diligence and project development financing and electric power negotiations. The Rockwell shares to be issued will be subject to escrow, resale and voting restrictions and will not materially affect control. Completion is targeted for the third calendar quarter of 2010.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Acquisition of 20% in Flawless Diamond Trading House

During the first quarter, Rockwell acquired a 20% ownership in Flawless Diamond Trading House (“Flawless”) for a consideration of ZAR 700,000 (approximately $97,000). This transaction is effective as of May 5, 2010. Flawless provides a unique marketing and sales platform for Rockwell’s diamond production. The acquisition of 20% of Flawless will provide Rockwell with access to additional revenue, and allow the Company to gain additional insight into diamond sales trends thereby assisting its short and long term production and growth plans.

1.2.2    Financing

In fiscal 2010, the Company raised $8.6 million from a private placement, of which $6.0 million was utilised in fiscal 2010 to strengthen the Company’s balance sheet and was allocated as follows:

  Repayment of a four month payment deferral (capital portion of lease payments) from Komatfin, the institution that finances the Mobile Production Vehicles (yellow fleet). This deferral had run from July until November 1, 2009, and provided short-term financing of $2.2 million.

  Repayment of the short-term, partially secured, borrowing facility of $3.8 million.

During the first quarter of fiscal 2011, the Company raised a further $4.6 million through a fully subscribed rights offering. An additional $3.4 million was raised from a private placement by Daboll Consultants Limited. The latter funds, net of legal fees related to the rights offering and costs incurred in fiscal 2010 as a result of unsolicited corporate activity, will be allocated to further optimise existing operations, in particular Saxendrift, to commission the Klipdam Extension bulk sampling project, and to design and plan modernization of the plant at Wouterspan.

1.2.3    Agreements

Black Economic Empowerment Holdings (“BEE”) in Rockwell Properties

During the year ended May 31, 2007, Africa Vanguard Resources (Pty) Limited (“AVR”), the holding Company of Richtrau No 136 (Pty) Limited (“Richtrau”), purchased through Richtrau a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million), comprising the Holpan, Klipdam, and Wouterspan mining projects. These projects were purchased by Rockwell’s subsidiary Rockwell Resources RSA (Pty) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. On November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG, through a subsidiary of AVR, Georgia Avenue Investments (Pty) Limited, at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

The AVR group advised Rockwell in fiscal 2009 that it was unable to complete its financial obligations, and was pursuing other funding mechanisms to meet its obligations. As at August 31, 2010, AVR owed Rockwell approximately ZAR22 million ($3.2 million) to conclude the Georgia transactions as well as ZAR10.5 million ($1.5 million) contractually committed to VWDG.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

A minority interest of 15% is recognized with the consolidation of Klipdam Mining Company Ltd. and HC Van Wyk Diamonds Ltd. until such time as the outstanding loan by the BEE group is fully repaid, at which time the Company will increase the non-controlling interest to 26%.

Rockwell RSA has, in conjunction with AVR, endeavoured to identify alternate sources of funding to complete AVR’s investment in the VWDG projects, and currently negotiations are being progressed with the Industrial Development Corporation (“IDC”) of South Africa. Rockwell RSA is in on-going discussions with AVR, and through the assistance of its legal counsel, has engaged the Department of Mineral Resources to address the completion of the BEE participation. The shares for the outstanding equity purchases are held in trust by legal firm Tabacks pending conclusion of the transaction.

Effective October 2, 2008, AVR acquired, via Liberty Lane Investments (Pty) Limited, an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Pty) Limited for an amount of approximately ZAR26 million. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell RSA. As of August 31, 2010, an initial deposit of ZAR3 million has been paid in respect of this transaction which is structured over a two year period. Rockwell and AVR are also in discussion regarding funding mechanisms to progress this transaction. As at August 31, 2010, AVR owed Rockwell approximately ZAR33 million ($4.8 million) to conclude the Liberty Lane transaction.

No minority interest is recognized with the consolidation of Saxendrift Mine (Pty) Ltd until such time as the outstanding loan by the BEE group is fully repaid, at which time the Company will increase the non-controlling interest to 26% and consolidate 74% of the results of operations.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4    Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the current quarter (ended August 31, 2010) with the quarter ended August 31, 2009.

PRODUCTION
Operation	3 months ended August 31, 2010			3 months ended August 31, 2009
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	243,616	2,112	0.87	237,492	2,160	0.91
Klipdam	236,926	2,093	0.88	276,260	3,661	1.33
Wouterspan	-	-	-	-	9	-
Klipdam Extension	87,233	675	0.77	-	-	-
Saxendrift	422,473	1,871	0.44	271,427	2,106	0.78
Other*	-	49	-	-	-	-
Total	990,248	6,800	0.68	785,179	7,936	1.01

*Other refers to an independent contractor processing gravels and sold with the groups tender. These carats are excluded from grade calculations.

SALES AND REVENUE
Operation	3 months ended August 31, 2010				3 months ended August 31, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	3,011	3,632,474	1,206.26	383	1,566	1,122,021	716.47	1,276.65
Klipdam	3,578	1,997,716	558.39	671	2,634	1,210,408	459.47	1,904.31
Wouterspan	-	-	-	-	-	-	-	22.49
Klipdam Extension	413	279,251	676.46	265	-	-	-	-
Saxendrift	2,274	3,813,721	1,676.80	507	1,919	2,899,053	1,510.47	1,044.04
Other	-	-	-	49	-	-	-
Total	9,276	9,723,162	1,048.19	1,875	6,119	5,231,482	854.86	4,247.49

INVENTORY (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	1,282	2,112	3,011	383
Klipdam	2,156	2,093	3,578	671
Klipdam Ext	3	675	413	265
Saxendrift	910	1,871	2,274	507
Other	-	49	-	49
Total	4,351	6,800	9,276	1,875

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production and Sales –Six Month Comparison

The following is a comparison of the first six months of fiscal 2011 (ended August 31, 2010) with the six months ended August 31, 2009.

PRODUCTION
Operation	6 months ended August 31, 2010			6 months ended August 31, 2009
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	442,646	4,128	0.93	428,152	3,146	0.73
Klipdam	453,009	5,043	1.11	486,970	5,269	1.08
Wouterspan	-	-	-	-	9	-
Klipdam Extension	96,285	678	0.70	-	-	-
Saxendrift	754,784	4,217	0.56	508,390	3,533	0.70
Other*	-	102	-	-	-	-
Total	1,746,724	14,168	0.81	1,423,512	11,957	0.84
*Other refers to an independent contractor processing gravel and sold through the Group’s tender. These carats are excluded from grade calculations

SALES, REVENUE AND INVENTORY
Operation	6 months ended August 31, 2010				6 months ended August 31, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	4,525	5,866,248	1,297.40	383	2,710.52	1,438,365	530.66	1,276.65
Klipdam	4,968	2,865,411	576.77	671	5,107.23	2,393,682	468.69	1,904.31
Wouterspan	-	-	-	-	561.69	269,088	479.07	22.49
Klipdam Extension	413	279,251	676.23	265	-	-	-	-
Saxendrift	4,244	8,604,592	2,027.47	507	2,856.55	3,968,797	1,389.37	1,044.04
Other	53	46,320	873.96	49	-	-	-	-
Total	14,203	17,661,822	1,243.53	1,875	11,235.99	8,069,931	718.22	4,247.49

INVENTORY (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	780	4,128	4,525	383
Klipdam	596	5,043	4,968	671
Klipdam Extension	-	678	413	265
Other	-	102	53	49
Saxendrift	534	4,217	4,244	507
Total	1,910	14,168	14,203	1,875

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Holpan/Klipdam/Klipdam Extension

The Holpan/Klipdam/Klipdam Extension Properties are four adjacent farms located 45 km from Kimberley, South Africa. Holpan, Klipdam and Klipdam Extension production is accounted for separately because they are, historically, separate operating entities.

Production at Holpan in the quarter to August 31, 2010 was 2,111.56 carats from 243,616 cubic meters (450,690 tonnes) of gravel processed, compared with 2,159.67 carats from 237,492 cubic meters (439,360 tonnes) of gravel processed in the quarter ended August 31, 2009.

Sales from Holpan were 3,011 carats at an average value of US$1,206.26 per carat, an increase in carats and in value from the 1,566 carats at an average value per carat of US$ 716.47 sold in the quarter ended August 31, 2009.

Production at Klipdam in the quarter to August 31, 2010 was 2,093.67 carats from 236,926 cubic meters (438,313 tonnes) of gravel, compared to 3,661.07 carats from 276,260 cubic meters (511,081 tonnes) of gravel produced in the quarter ended August 31, 2009.

Sales for the quarter to August 31, 2010, from Klipdam were 3,578 carats at an average value of US$558.39 per carat, an increase in carats and value compared to 2,634.37 carats at an average value per carat of US$459.47 in the quarter ended August 31, 2009.

Production from Klipdam Extension, a bulk sampling operation which underwent pre-commissioning in late May 2010, was 674.55 carats from 87,233 cubic metres (161,381 tonnes) of gravel.

Saxendrift

The Saxendrift mine is located on the south bank of the Middle Orange River and adjacent to the Wouterspan property.

Production at Saxendrift in the quarter ended August 31, 2010 was 1,870.62 carats from 422,473 cubic meters (781,575 tonnes) of gravel processed, compared with 2,106.42 carats from 271,427 cubic meters (502,139 tonnes) of gravel processed in the quarter ended August 31, 2009.

Sales from Saxendrift during the three months ended August 31, 2010 were 2,274 carats at an average price of US$1,676.80 per carat. This represents an increase in number of carats and value per carat sold from the 1,919 carats sold at an average price of US$1,510.47 per carat in the quarter ended August 31, 2009.

Production Costs

Production at the three operations has been steadily increasing, and totalled 990,248 cubic metres for the quarter. The Company’s overall increase in production has been significantly influenced by the expanded capacity of the Saxendrift plant.

The Company’s drive to cut costs and optimize its operations continues to yield results. The average operating cash cost over the six months for the three operations was US$6.21 per cube, which is within the Company’s target range of US$6.00 – US$7.00 per cube. The cash cost of operations is a measure, primarily, of expenditures for fuel and oil, power, maintenance, replacement parts, operational salaries and direct mine operating costs.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mining cash costs by operation were: Holpan US$7.53 per cube; Klipdam US$6.08 per cube; Klipdam Extension $7.61 per cube; and Saxendrift US$5.33 per cube. Cost at Saxendrift is lower as the Saxendrift plant produces significantly more cubic metres of gravel.

The average total cash cost for all the operations over the first six months of fiscal 2011, including rehabilitation, lease payments and royalties was US$8.41 per cube.

1.2.5    Exploration and Development Properties

Klipdam Extension Property and Bulk Sampling Program

Klipdam Extension is situated east of the Klipdam mine. The Company has established a low costs mobile processing and final recovery plant and mining fleet (utilizing spare earth moving equipment owned by the Company) to undertake a bulk sampling project on this property. The processing plant was commissioned at the end of the quarter. Further information on production is provided under Holpan/Klipdam/Klipdam Extension in section 1.2.4 above.

1.2.6    Mineral Rights Conversions

In respect of the requirements of the Minerals and Petroleum Resources Development Act, old order mineral rights shall be converted to new order rights provided that all the relevant documentation has been lodged before the requisite date of May 1, 2009. Provided that these conditions are met then the conversion of mineral Rights shall be granted by the Department of Minerals and Energy.

Rockwell has lodged its documentation for the conversion of its mineral rights in a timely manner and is confident that those rights that are not yet converted shall be converted in due course. Delays in the granting of the conversions are largely a consequence of processing backlogs in the Department of Mineral Resources given the large number of rights that were submitted to the Department by the due date for such conversions.

1.2.7    Litigation

Kwango River Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) which concluded during 2006 with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement, Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment of an estimated and provisional amount of $41.8 million. Durnpike and/or Rockwell have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased by Rockwell to undertake exploration and feasibility work, $1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.9 million) as an initial estimate of possible lost earnings.

Comprehensive documentation has been filed by the parties and arbitration proceedings are pending in Belgium. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

Niewejaarskraal

During the course of 2008 and prior to the prospecting and mining rights having been transferred from Trans Hex to Rockwell, a representative of the land owner of Niewejaarskraal asserted a claim of ownership over the equipment located on Niewejaarskraal. This claim was ostensibly based on a surface rights agreement entered into between Trans Hex and the owner of Niewejaarskraal and an allegation that Trans Hex had abandoned the mining equipment concerned. This Contract expired prior to Rockwell receiving the Niewejaarskraal mining rights. Since the transfer of the prospecting and mining rights associated with and the mining equipment located on Niewejaarskraal to Rockwell, it has not received any formal approach from the land owner of Niewejaarskraal to progress this claim.

Discussions with the landowner have indicated that he would be happy to enter into amenable and workable landowner agreements with Rockwell, subject to appropriate land use agreements being entered into between the Parties. Rockwell would defend its ownership of that equipment and would if necessary also rely on certain protective warranties and indemnities that were given to it by Trans Hex in the Sale of Shares and Claims Agreement.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.8    Other - Insurance

Rockwell has adopted a policy that includes insurance cover for all equipment that is purchased on an instalment plan (called Hire Purchase in South Africa) or leases but it does not carry full coverage for other equipment that is paid off or which has been acquired in respect of its acquisitions of Trans Hex mineral rights and equipment. The Company also has coverage on small vehicles, busses, road trucks, Flow-sort X-ray equipment and some of its fixed properties and assets.

1.2.9    Diamond Market Trends

The Diamond Market Update

During the past 3 months the diamond market continued the recovery to 2008 levels. The rough diamond and polished diamond prices recovery has not been equal and we are experiencing a high rough price paid while the price of polished stones is taking time to reach these levels. Ultimately, while production levels remain low compared to the highs of 2007, the price of polished stones will have to increase and meet prices paid for rough diamonds.

Northern hemisphere summer vacations occurred during the second quarter; hence, the market build up towards the vacation period was slow. Prices paid for rough diamonds were as affected by cautious traders, reluctant to hold any expensive inventory over the vacation period. Historically, this would be normal market behaviour although caution from 2008 crash also played a part in the restraint.

De Beers held two sights during this quarter, at the beginning of June and at the end August. The June transaction showed an increase in price and the premiums paid on sight boxes were below 10% compared to over 10% in the previous quarter. All major producers increased the prices of their rough diamonds in June. The August sight was large; prices increased slightly and the premium was reduced greatly to around 2%. This latter reduction is a result of liquidity problems. Shortages created by reduction in supply of major producers caused rough prices to be driven too high and these effects are showing particularly because sales of polished stones have been slow.

All other producers, after shutting down non profitable producing sights following the 2008 crash, have maintained production levels at their profitable projects. These producers largely sell via the tender system thereby maintaining cash flow levels. There is an apparent shift to multi pronged marketing, namely tenders and beneficiation. De Beers have announced that sight holders, which were previously excluded, are now allowed to bid at Diamdel, a De Beers subsidiary, tenders. This is a major shift in marketing by the largest producer. In contrast, Rockwell has always sold via tender and offered larger, special diamonds for sale into the Steinmetz Diamonds Group’s joint venture agreement.

North American market share, previously a consumer of 40% of the world’s polished diamonds, has been reduced due to increased consumption from India and China. A De Beers survey suggested that by 2015 North America would reduce consumption to 30% while China and India would increase. This is becoming apparent in today’s markets.

India is the largest manufacturing centre in the world and has, over the last 6 months with the support of the Indian government and banks, proved to be the strongest trader in the world market. Indians are absorbing a large quantity of rough diamonds and banks supporting the industry have made credit easier to obtain, compared to other diamond centres in the world, namely Antwerp and Tel Aviv. The Indian domestic market has proven a very strong consumer despite the world’s recession, which has further assisted the Indian diamond traders and cutters to increase market share. Buyer consortiums of rough diamonds have been introduced with the intent of securing supply of rough diamonds at the source and, subsequently, resold into the Indian manufacturing market.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

China consumption has been greatly increased over the past 6 months. China is a market growing at exponential rates while the US market remains quiet. Traders in New York, who traditionally sold to local retailers and traders, are seeing more Asian buyers purchasing their product. This can also be seen in other diamond centres.

Although prices for rough diamonds are back to early 2008 and late 2007 levels, without too much speculation as was experienced during 2008, the downstream supply of diamonds is not as healthy. The June to August polished index was flat to showing a slight increase. The Hong Kong show in September will be the next gauge of strength of the diamond market. Stability of rough diamond prices, as well as liquidity, is key to the continued recovery of the diamond industry.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3        Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except weighted average number of common shares outstanding.

	As at	As at	As at
Balance Sheet	February 28, 2010	February 28, 2009	February 29, 2008
Current assets	11,875,714	15,099,971	38,596,562
Mineral properties	30,850,998	28,894,477	25,247,937
Other assets	62,516,674	62,367,968	69,848,625
Total assets	105,243,386	106,362,416	133,693,124

Current liabilities	11,577,472	14,462,800	12,502,301
Other liabilities and non-controlling interest	16,471,823	21,478,590	34,076,016
Shareholders’ equity	77,194,091	70,421,026	87,114,807
Total liabilities and shareholders’ equity	105,243,386	106,362,416	133,693,124

	Year ended	Year ended	Nine months ended
Statement of Operations	February 28, 2010	February 28, 2009	February 29, 2008
Revenue	29,776,933	34,330,078	36,083,106
Mine site operating costs	(22,913,999)	(25,113,363)	(22,730,271)
Amortization and depletion	(9,545,727)	(11,287,197)	(6,533,941)
Operating (loss) profit	(2,682,793)	(2,070,482)	6,773,894
Expenses
Accretion of reclamation obligation	481,932	1,072,389	464,316
Exploration	97,805	498,739	604,169
Foreign exchange loss (gain)	483,902	(350,485)	(751,315)
Legal, accounting and audit	1,389,272	1,863,261	790,725
Office and administration	3,411,990	3,489,460	2,697,077
Shareholder communications	506,482	453,489	198,985
Stock-based compensation	335,358	1,834,422	1,826,315
Travel and conference	194,544	605,812	654,705
Transfer agent	246,866	250,878	544,232
Subtotal	7,148,151	9,717,965	7,029,209

Loss on disposal of equipment	36,720	364,918	402,411
Loss on disposal or write-down of mineral properties	657,634	203,339	–
Interest income	(466,688)	(2,672,021)	(1,118,396)
Interest on capital leases	969,530	1,592,001	1,289,385
Interest expense	576,272	3,009,680	270,976
Other income	(513,338)	(303,399)	(111,202)
Write-down of assets	23,862	2,590,958	–
Write-off of amounts receivable	167,414	291,063	18,360
Subtotal	1,451,406	5,076,539	751,534

Loss before income taxes	11,282,350	16,864,986	1,006,849
Income tax expense	18,946	7,000	179,290
Future income tax (recovery) expense	(2,645,000)	(3,347,000)	2,261,110
Loss before non-controlling interest	8,656,296	13,524,986	3,447,249
Non-controlling interest	(1,618,603)	(549,024)	5,955,779
Loss for the period	7,037,693	12,975,962	9,403,028
Other comprehensive income (loss)	(5,429,700)	13,409,383	–
Total comprehensive loss	1,607,993	26,385,345	9,403,028

Basic and diluted loss per common share	$0.03	$0.05	$0.05
Weighted average number of common shares outstanding	267,164,309	237,924,152	196,428,551

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4        Summary of Quarterly Results

Expressed in thousands of Canadian dollars (000), except per-share amounts. Minor differences are due to rounding.

Balance Sheet	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30
	2010	2010	2010	2009	2009	2009	2009	2008
Current assets	19,341	23,267	11,876	9,150	7,785	8,986	15,100	22,830
Mineral properties	30,125	30,230	30,851	34,333	34,654	34,219	28,894	36,831
Other assets	66,288	60,074	62,516	63,390	65,217	65,100	62,368	85,330
Total assets	115,754	113,571	105,243	106,873	107,656	108,305	106,362	144,991

Current liabilities	12,232	11,338	11,577	13,291	15,970	15,623	14,463	14,814
Other liabilities and non-controlling interest	16,533	16,841	16,472	19,441	19,404	20,773	21,478	32,171
Shareholders’ equity	86,989	85,392	77,194	74,141	72,282	71,909	70,421	98,006
Total liabilities and shareholders' equity	115,754	113,571	105,243	106,873	107,656	108,305	106,362	144,991

Working capital (deficit)	7,109	11,929	299	(4,141)	(8,185)	(6,637)	637	8,016

Statement of Operations	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28	Nov 30
	2010	2010	2010	2009	2009	2009	2009	2008
Revenue	11,388	8,457	7,327	12,775	5,802	3,873	936	16,226
Mine site operating costs	(8,909)	(2,795)	(6,382)	(7,092)	(4,589)	(4,851)	(9,143)	(3,710)
Amortization and depletion	(3,093)	(3,148)	(1,295)	(3,293)	(3,139)	(1,819)	(3,177)	(2,864)
Operating profit (loss)	(614)	2,514	(350)	2,390	(1,926)	(2,797)	(11,384)	9,652

Expenses
Accretion (reduction) of reclamation obligation	(61)	331	383	81	32	(14)	809	95
Exploration	–	14	4	34	2	58	132	96
Foreign exchange (gain) loss	–	(1)	(131)	66	2	546	(72)	(903)
Legal, accounting and audit	321	359	545	351	160	334	408	678
Office and administration	1019	794	1,103	853	800	656	960	689
Shareholder communications	58	58	70	105	212	119	81	173
Stock-based compensation	76	221	189	12	18	116	276	499
Travel and conference	87	119	42	76	41	36	147	139
Transfer agent	26	29	151	16	58	22	178	28
Subtotal	1,526	1,924	2,356	1,594	1,325	1,873	2,919	1,494
Write-off (reversal) of amounts receivable	(154)	154	167	–	–	–	291	–
Loss (gain) on disposal of equipment	(34)	–	–	–	11	26	66	(6)
Loss on disposal or write-down of mineral properties	–	–	–	–	–	658	203	–
Interest income	(82)	(13)	(232)	–	(92)	(143)	(191)	(357)
Interest (recouped) paid on capital leases	(55)	89	285	89	252	343	354	335
Interest expense	99	49	(80)	176	73	407	2,309	452
Other income	(77)	(2)	(245)	(95)	(117)	(56)	(72)	100
Write down of assets	146	146	24	–	–	-	2,591	–
Profit (loss) before income taxes	(1,983)	167	(2,625)	626	(3,378)	(5,905)	(19,854)	7,634
Future income tax( recovery) expense	(770)	(327)	(1,036)	475	(719)	(1,346)	(2,089)	(134)
Profit (loss) before non- controlling interest	(1,213)	(160)	(1,589)	151	(2,659)	(4,559)	(17,765)	7,768

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-controlling interest	224	(131)	(1,194)	368	(338)	(454)	2,015	(3,241)

Profit (loss) for the period	(989)	(29)	(395)	(217)	(2,321)	(4,105)	(19,780)	11,009

Basic and diluted profit (loss) per share	(0.002)	(0.0001)	(0.006)	(0.002)	(0.011)	(0.017)	(0.08)	0.05
Weighted average number of common shares outstanding (thousands)	518,185	477,651	267,164	238,042	238,042	238,042	237,924	238,537

1.5       Results of Operations

The Company realized a loss of $1.0 million for the six months ended August 31, 2010 compared to a loss of $6.6 million for the same period in the prior year. Operations at the Wouterspan mine are still on care and maintenance in order to preserve the Company’s cash reserves. Proceeds from the capital raise will be used to optimize existing operations, particularly Saxendrift, initiate the bulk sampling project at Klipdam Extension, and for the planning and implementation of the modernization and re-commissioning of the Wouterspan operation. Based on recent new installations and improvements made at Saxendrift, design and layout of Wouterspan will be considerably enhanced to ensure reduced operating costs. As a consequence of these recent developments, it is likely that the re-commissioning of Wouterspan will be pushed out to fiscal 2012.

During the six months ended August 31, 2010, the Company realized rough diamond sales of $19.8 million compared to $9.7 million for the comparable period in the prior year. Sales were at an average price of US$1,243.53 per carat, 35% higher than the price in corresponding period which was about US$718.22 per carat.

Diamond sales in the second quarter of fiscal 2011 achieved an average value of US$1,048.19 per carat, indicating growth of about 23% from the second quarter ending August 31, 2010. The sales for the quarter produced a range of stones that are representative of the operations’ production.

Mining costs for the six months ended August 31, 2010 amounted to $11.8 million (six months ended August 31, 2009 - $9.6 million), which excludes amortization and depletion charges of $6.2 million (six months ended August 31, 2009 – $5 million).

Exploration expenses decreased to $13,648 for the six months ended August 31, 2010 compared to $59,916 for the same period in the prior year as a result of the diminished exploration activity.

Office and administrative costs for the six months ended August 31, 2010 increased to $1.8 million from $1.5 million incurred for the same period in the prior year. Travel and conference expenses amounted to $0.2 million for the six months ended August 31, 2010 compared to $0.08 million for the same period in the previous year. Legal, accounting and audit expenses for the six months ended August 31, 2010 amounted to $0.7 million compared to $0.5 million incurred for the six months ended to August 31, 2009.

Stock-based compensation increased to $0.3 million for the six months ended August 31, 2010 in comparison to $0.1 million for the same period in the previous year.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Net interest expenses were $85,219 for the six months ended August 31, 2010, compared to $840,137 for the six months ended August 31, 2009, due to the reduction of the credit facility in and outstanding lease payments.

Additional discussion on the Company’s operations is also presented in section 1.2.

1.6        Liquidity

At August 31, 2010, the Company had cash and cash equivalents of $4.6 million (August 31, 2009 - $0.9 million) and bank indebtedness of $3.3 million (August 31, 2009 - $3.1 million), for net cash holdings of $1.3 million (August 31, 2009 - $ 2.2 million indebted). The Company also had working capital of $7.1 million compared to an $8.2 million deficit at August 31, 2009.

At August 31, 2010, the Company had asset retirement obligations relating to its Klipdam, Holpan, Wouterspan and Saxendrift mines, and capital lease obligations relating to mining equipment with three to four year lease agreements. The Company’s capital lease obligations are shown in the table below. Repayments are denominated in South African Rand (“ZAR”).

The operations are generating sufficient cash to cover operating costs and overheads. Based on monthly production projections the Company should hold inventory of about 6,000 carats for sale by early November, which at a conservative average diamond value of approximately US$1,000 per carat will generate sales revenue of approximately of US$6.0 million thereby off-setting its working capital deficit for September and October. The Company has adequate cash holdings as well as access to short-term debt facilities to meet its working capital requirements.

Contractual Obligations and Commitments

The Company has a possible amount owing of approximately $475,502 to Liberty Lane (Pty) Limited in respect of the deposit paid by Africa Vanguard Resources (Pty) Limited for the acquisition of a 26% stake in Saxendrift Mine (Pty) Limited.

Rockwell has the following commitments in respect of equipment lease payments to various financial institutions for plant and equipment. A minimum lease payment of $1.0 million is payable in the next 12 months, with no further instalments in fiscal year 2012.

The following are the contractual maturities of contractual obligations:

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Payments due by period
		Less than			More than 5
	Total	one year	1 to 3 years	3 to 5 years	years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long-term debt obligations	1.0 m	1.0 m	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	1.0 m	1.0 m	Nil	Nil	Nil

Other than described above and in the notes to the financial statements for the six months ended August 31, 2010, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7        Capital Resources

The Company's sources of capital are primarily equity and debt.

Historically, the Company’s sources of funding have been cash flow from operations and the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company’s access to financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have had a significant material adverse impact on a number of financial institutions forcing them into bankruptcy or requiring government authorities to rescue them. These events and a general flight from risk have limited access to capital and credit for many companies. The unprecedented disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company.

Furthermore, in recent months, worldwide securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In addition, significantly higher redemptions by holders of mutual and hedge funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the six months ended August 31, 2010, the Company did not complete any debt financings. The Company anticipates that it has sufficient funding facilities and funds available (refer to section 1.6 above) to meet its working capital requirements. Provided that the diamond market maintains current price levels and the Company continue to achieve average prices of over US$1,100 per carat, it will continue to achieve positive financial results. At an exchange rate of between ZAR7.40 – 7.60 to US$1 and current production volumes and grades, breakeven point for the Company is around US$1,150 per carat.

1.8        Off-Balance Sheet Arrangements

None.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9        Transactions with Related Parties

	As at	As at
Balances payable	August 31, 2010	February 28, 2010
Banzi Trade 26 (Pty) Ltd (d)	$23,814	$603
Hunter Dickinson Services Inc. (a)	79,009	627,435
Seven Bridges Trading (b)	10,941	13,285
Flawless Diamonds Trading House (c)	60,416	–
Current balances payable	$174,180	$641,323

Liberty Lane (f)	$437,615	$414,566
Long–term balances payable	$437,615	$414,566

Balances receivable
Banzi Trade 26 (Pty) Ltd (d)	$47,965	$46,108
Current balances receivable	$47,965	$46,108

Transactions	Three months ended Aug 31		Six months ended Aug 31
	2010	2009	2010	2009

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$155,575	$173,616	$295,908	$536,627
Seven Bridges Trading (b)	32,956	57,396	63,106	73,135
Flawless Diamonds Trading House (c)	38,022	58,020	144,962	96,748
Banzi Trade 26 (Pty) Ltd (d)	65,609	6,666	90,950	7,578
Jakes Tyres (e)	–	38,815	–	43,845

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (d)	$143	$861	$394	$1,438

Related Party transactions are explained below. These arrangements and transactions were typically established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an as needed basis. Likewise security of product consideration is paramount given the high value product produced by the Company.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market-related basis pursuant to an agreement dated November 21, 2008.

(b)

Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly-owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(c)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow are shareholders of Flawless. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover. On May 5, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited incorporated in the Republic of South Africa.

(d)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self- sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with building materials at market rates.

(e)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(f)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

1.10      Proposed Transactions

Etruscan Diamonds Limited

Post quarter-end the Company has signed the Sale of Shares agreement with Etruscan Diamonds Limited whereby the Company agrees to purchase Etruscan’s Blue Gum diamond operation ate Ventersdorp in the North West Province in South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.7 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition. The transaction will add 25,279,800 cubic metres of indicated resources and 15,334,000 cubic metres of inferred resources to the Rockwell resources and has a life of mine in excess of 20 years.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company is awaiting transfer of the Mineral Right by the Department of Mineral Resources (“DMR”), which is the final suspensive condition, to proceed with the transaction.

Certain conditions precedent, in particular the granting of Ministerial Consent (Section 11 application to the Department of Mineral Resources) by the Minister of Minerals and Energy for the transfer of the mining title from Etruscan to Rockwell. All necessary documentation relating to this statutory process has been submitted to the DMR and Rockwell is confident that this process will be completed in a timely manner.

1.11      Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended February 28, 2010, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13. The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of diamond and supplies inventories,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the assumptions used in determining the reclamation obligation, the valuation allowances for future income taxes, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves and mineral properties.

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment and mineral properties.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the effective date of the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition date of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

The Company’s estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although the Company has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

Diamond and supplies inventories

Rough diamond inventory are valued at the lower of average production cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization. Net realizable value is determined with reference to a valuation performed by an experienced valuator which approximates market value less cost to sell.

Supplies are valued at the lower of cost, at the average purchase cost basis, and net realizable value. Appropriate provisions are made for redundant and slow-moving items. Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, are assigned by using a specific identification of their individual costs. Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories is applied. Net realizable value is determined with reference to market value less cost to sell.

Reclamation liability

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. A valuation allowance is recorded against any future income tax assets if it is more likely that the asset will not be realized.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.12      Changes in Accounting Policies including Initial Adoption

Effective March 1, 2010, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement to prior period financial statements.

(a) International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be March 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending February 28, 2011. During the year, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

Management of the International Financial Reporting Standards (“IFRS”) Convergence Project

The Company has begun the process of transitioning from Canadian GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from Canadian GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company is in the process of evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

  Phase 1 - Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Phase 2 - Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

  Phase 3 - Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

The Company is now in the evaluation and design phase having completed most of the initial scoping and impact assessment in Q4 2009. A timetable has been prepared to manage the transition and to monitor the progress of the transition project. At the date of preparing this MD&A, the Steering Committee has presented the project plan and its initial scoping and impact assessment to the Audit Committee. We expect to complete the quantification of financial statement impacts by Q2 of fiscal 2011.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended May 31, 2011 the Company will restate its comparative fiscal 2011 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 Canadian GAAP amounts to the restated IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;
  Transfer all foreign currency translation differences recognized as a separate component of equity to retained earnings on the transition date including those foreign currency differences which arise on application of IFRS (see functional currency analysis below).

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Impact of Adoption of IFRS on Financial Reporting

While Canadian GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Basis of Consolidation

Under Canadian GAAP, the Company accounts for its interest in HC van Wyk and Klipdam as variable interest entities.

IAS27 (International Accounting Standard) does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities (“SPE”) only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. As at February 28, 2010 Rockwell has the power to govern the financial and operating policies of the entities. The Company will continue to consolidate the entities until such time as the counterparty delivers on the terms set out in the sales agreements, giving effect to the shareholders’ agreements, at which time the companies will reconsider their conclusion regarding “control” under IFRS.

Therefore, there will be no impact on the opening balance sheet at the transition date or on the consolidated balance sheet at February 28, 2011.

Minority Interest

Under Canadian GAAP, losses in a subsidiary may create a debit balance in non-controlling interests.

Under IAS 27.35 where losses applicable to the minority exceed the minority interest in the equity of the relevant subsidiary, the excess and any further losses attributable to the minority are charged to the group unless the minority has a binding obligation to, and is able to make good the losses. Where excess losses have been taken up by the group, if the subsidiary in question subsequently reports profits, all such profits are attributed to the group until the minority’s share of losses previously absorbed by the group has been recovered.

Share-based Payments (IFRS 2)

The Company currently measures stock-based compensation at the fair value of the options granted using the Black-Scholes option pricing formula and recognizes this expense over the vesting period of the options. For the purpose of accounting for share based payment transactions, an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants is measured on the date the services are completed. Forfeitures are recognized as they occur.

As under Canadian GAAP, IFRS 2 requires the Company to measure stock-based compensation related to stock-options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that stock-based compensation be measured at the fair value of the services received unless the fair value of the services cannot be reliably measured. For the purpose of accounting for share-based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that currently applied by the Company and will result in certain contractors and consultants being classified as employees under IFRS.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

However, the Company has determined that no adjustments will be required at the transition date of March 1, 2010 or for the annual period ended February 28, 2010.

Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

(a)	not a business combination; and

(b)	at the time of the transaction, affects neither accounting profit nor taxable profit.

Under Canadian GAAP, the Company recognizes a deferred tax liability on temporary differences arising on the initial recognition of the mineral property interest and net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss).

As of the Transition Date, the Company will derecognize all deferred tax liabilities which had been previously recognized on the initial acquisition of the mineral property interest and the net profit interest since these transactions are deemed not to be a business combination and affected neither accounting profit (loss) nor taxable profit (loss) with a corresponding reduction in the related asset.

Impairment of Assets

Per IAS 36, Impairment of Assets, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of Canadian GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of the fair value less cost to sell and its value in use. It is not necessary to determine both if no indicators for impairment exists. The value in use is based on a discounted cash flow model. This approach is different than Canadian GAAP (i.e. one step model under IFRS compared to two step model under Canadian GAAP).

To the extent possible, IFRS requires individual assets to be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The definition of a Cash Generated Unit is different from the Canadian definition of an Asset Group.

In addition, the Company has in the past written down mineral property amounts for certain mineral properties. Under IAS 36, the Company could reconsider whether there is any indication that an impairment loss recognized in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. The maximum amount of the reversal is the lower of (1) the amount necessary to bring the carrying amount of the asset to its recoverable amount, and (2) the amount necessary to restore the asset of the cash generating unit to the pre-impairments carrying amounts less subsequent depreciation or amortization that would have been recognized. This is different than Canadian GAAP where write back of previously recognized impairments are not permitted.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

However, the Company has determined that no significant reversal of previously recognized impairments will be required at the transition date or for the annual period ended February 28, 2010.

IFRS Impact on Rockwell

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended May 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The subsidiaries of the Company have been reporting in IFRS for the last five years, therefore the financial staff have a working knowledge of IFRS. The impact is therefore restricted to the consolidating entries and the taxation effects thereon.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. The Company expects to complete this evaluation by the third fiscal quarter (Q3) 2011.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. The Company expects to complete this evaluation by second fiscal quarter (Q2) of 2011.

(b) Section 3050 – Long Term investments – Companies subject to significant influence

Investments in companies subject to significant influence are accounted for using the equity method. The equity method is a basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post-acquisition income or loss. The amount of the adjustment is included in the determination of net income (loss) by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors. Profit distributions received or receivable from the investments will reduce the carrying value of the investment. Investments accounted for on the equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline.

In quarter 1 of fiscal 2011 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited incorporated in the Republic of South Africa. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

	As at	As at
	August 31, 2010	February 28, 2010

Investment in associate at cost	$95,690	$–

Foreign exchange	5,321	–

Share of profit for the period ended August, 31 2010	23,429	–

Balance at the end of the period	$124,440	$–

1.13      Financial Instruments and Risks and Uncertainties

Capital Management Objectives

As at August 31, 2010, the Company is not subject to externally imposed capital requirements other than its restricted cash and its overdraft facility.

At August 31, 2010, of the $4.6 million (2009 – $0.9 million) cash and cash equivalents held by the Company, $1.0 (ZAR 6.8 million) ((2009 – $0.8 million (ZAR 5.9 million)) were held in South African Rand (“ZAR”), $3.6 million (2009 – $16,892) in Canadian Dollars and $9,700 (2009 – $11,078) In United States Dollars. Cash and cash equivalents exclude cash subject to restrictions.

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There were no changes to the Company’s approach to capital management during the quarter ended August 31, 2010 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2011.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures, credit risk, liquidity risk, currency risk, interest risk and diamond price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying value, which approximates fair value, of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company minimizes its credit risk by reducing credit terms to 30 days on its sales.

Cash and cash equivalents and bank indebtedness are carried in traded currencies.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. After taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents, the Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset-backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are disclosed below.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Currency Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to currency risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

The Company has capital lease obligations with several financial institutions. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

Diamond price risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

1.14      Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.14.1    Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a venture issuer.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14.2    Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Exercise
Expiry date	price	Number	Total
Common shares			518,185,238

Share purchase options
September 24, 2012	$ 0.62	5,891,500
November 14, 2012	$ 0.63	1,086,500
June 20, 2011	$ 0.45	950,000
December 7, 2014	$ 0.06	13,982,590
January 18, 2015	$ 0.07	600,000	22,510,590

1.14.3    Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.

During management’s evaluation of the effectiveness of internal controls over financial reporting as at February 28, 2009, management identified significant deficiencies in the Company’s internal controls over financial reporting. The deficiencies identified include insufficient supervision and review by key accounting personnel over routine, non-routine and complex accounting transactions, inconsistent application of documented financial reporting procedures by accounting personnel, and the ineffective review of certain accounting transactions by accounting personnel. At February 28, 2009, management concluded that the combination of these significant deficiencies resulted in a material weakness and, therefore, the Company’s internal control over financial reporting was not effective at February 28, 2009.

Management remediated the material weakness that existed as at February 28, 2009 during the period ended February 28, 2010 by implementing the following remediation plans:

  Recruitment of qualified and experienced members to the accounting team. The Company contracted the additional services of an accountant with experience in the diamond industry to assist in the rigorous review of procedures and to assist with addressing backlogs and changes in reporting.

  Enhancing controls around the timing and level of review of accounting schedules and calculations that support significant financial statement accounts.

ROCKWELL DIAMONDS INC.
THREE AND SIX MONTHS ENDED AUGUST 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  The CFO, Group Financial Manager and Rockwell staff implemented a review of the financial reporting procedures and continue to implement further improvements to ensure sufficient, appropriate and timely review of the financial information to mitigate any potential future delays.

  Continuous review, improvement and re-engineering of financial processes to meet the Company’s financial reporting and disclosure obligations.

  Appropriate training of accounting personnel regarding the Company’s period end financial reporting processes and procedures.

These programs were designed to reduce, although they may not completely eliminate, the risk of a material misstatement. The full effect of the extent of these measures will only be fully realised in the 2011 financial year.

Management is of the opinion that by implementing the above items and other actions it has taken to improve internal control over financial reporting, the material weakness identified above has been remediated.

The Company Management, Audit Committee and Board of Directors continues to monitor and review the effectiveness of the Company’s internal control over financial reporting and will were necessary implement further improvements to financial controls to ensure that they are effective and that any possible material weaknesses are identified and addressed.

1.14.4    Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

As at the year end of February 28, 2010, and quarter end at August 31, 2010, management has carried out on going reviews, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at February 28, 2010, Rockwell’s disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer maintain that that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.